EXHIBIT 8.1

List of Subsidiaries and Affiliated Entities of Hailiang Education Group Inc. (the “Registrant”)

Subsidiaries	Country of Incorporation	Ownership Interest
Hailiang Education (HK) Limited	Hong Kong	100%
Zhejiang Hailiang Education Consulting and Services Co., Ltd.	China	100%

Affiliated Entities	Country of Incorporation
Zhejiang Hailiang Education Investment Co., Ltd.	China
Zhuji Hailiang Foreign Language School	China
Zhuji Private High School	China
Tianma Experimental School	China